Exhibit 99.1

Chairman’s Address

2016 Annual General Meeting

Lucy Turnbull, AO

25 November 2016

Dear Fellow Shareholder,

On behalf of our Board, I would like to welcome you to the Prima Biomed Annual General Meeting for 2016.

The past year has again been a highly active one for Prima BioMed. Presently, our two clinical programs for our lead product IMP321, AIPAC in metastatic breast cancer and TACTI-mel in metastatic melanoma, are progressing according to plan. Recruitment for both cohorts of the safety run-in phase of AIPAC is complete with first safety and immune monitoring data expected to be released in December.

The amount of effort that goes into planning and conducting a clinical trial is extraordinary and would often be underestimated to those outside the industry. The Prima clinical team are to be congratulated on their efforts at initiating two clinical trials in the past 12 months. They have also worked with collaborators to help them prepare for trials including the INSIGHT trial for intratumoral delivery of IMP321 and the NEC adjuvant study in solid tumours. During the year we also entered into a new material transfer agreement with Japan’s Yamaguchi University and NEC Corporation where IMP321 is being tested in hepatocellular carcinoma. The ground work that has been laid so that we can look forward in subsequent years to seeing the culmination of all this hard work.

The prominence of LAG-3 as an attractive scientific clinical target has been steadily growing in the pharmaceutical and biotech industry. Earlier this month, Prima presented at the 2016 ESMO immune oncology session and at the Society for Immunotherapy of Cancer (SITC) Conference alongside major pharmaceutical companies that are active in this space. Two of these are our partners – GSK and Novartis.

Both our partners are progressing the development of their licensed LAG-3 products in the clinic. The LAG-525 blocking antibody (IMP701) which was licensed to Novartis (IMP701) entered clinical development in August 2015 in a Phase I/II clinical study resulting in milestone revenue for Prima. Novartis has now added a third arm to its trial and expanded the number of patients from 240 to 416 mid of this year. The antibody is being tested against more than 10 solid tumour indications as a monotherapy or in combination with Novartis’ PD-1 inhibitor.

The GSK trial of the LAG-3 depleting antibody began in early 2015, also providing us with a modest milestone, and is in late phase I trials. The trial is enrolling up to 67 patients in psoriasis and, depending upon results of this study and any future clinical development plans, a regulatory filing by GSK could potentially occur between 2021 and 2025.

We have been encouraged by the first data presented at SITC from Bristol-Myers Squibb (BMS) from its trial of a LAG-3 antibody which while early stage, was favourable. Their BMS-98616 antibody has shown safety and tolerability when tested alone or in combination with their own PD-1 inhibitor. It is similar to the checkpoint blocking antibody being developed by Novartis. This is highly encouraging as it validates the LAG-3 target and will generate further industry interest in our own product development pipeline. It was the first time that a company other than Prima presented clinical LAG-3 related data.

Meanwhile the team has continued to work hard to protect our intellectual property position. In January and August we secured grant of US and European patents for IMP731 and in May 2016 a Japanese patent for IMP321 was granted.

In May, we were happy to report that we had partnered CVac™ with New York-listed SYDYS Corp, a highly entrepreneurial transaction through which Prima received a 9.9% equity stake in SYDYS with the prospect of considerable milestone and royalty payments should CVac eventually be commercialised.

The partnering of CVac has allowed us to focus the company’s resources entirely on our existing programs and on the ongoing research into new LAG-3 product candidates in our Paris laboratory. At the same time we have been vigilant in our financial management, with our cash reach extended to the end of the 2017 calendar year.

Today, Prima is in a strong clinical and commercial position with its current product portfolio and ongoing research and development which has the potential to bear results. This is due to the hard work of all Prima’s people and I would like to thank CEO Marc Voigt and the rest of the team for their tireless efforts over the past year.

I would also like to take this opportunity to announce the appointment of Deanne Miller, Prima’s General Counsel & Company Secretary to the role of Chief Operating Officer. Deanne has played a significant role at Prima as a member of the executive management team during a very transformative period. With her demonstrated commercial acumen, technical expertise, experience and stakeholder relationships, Deanne is a great asset to Prima and we welcome her promotion.

We would also like to thank Larisa Chisholm for her many years of ongoing service and dedicated attention to maintaining our IP. Larisa coordinates our protection by regularly liaising with our R&D team and our external patent and licensing experts. We currently have 12 patent families that provide broad coverage over our portfolio of LAG-3 products. We have filed more recent patent applications over improvements to IMP321 that provide potential protection through to 2036. We feel confident that we have a strong position in relation to our intellectual property position.

I am very pleased that two of our most important employees are women.

Finally, I would like to thank you, our shareholders, for your ongoing support. With the careful planning and solid foundations laid by the efforts of the Prima team, we look forward to bringing you updates on our future progress.

Yours sincerely,

/s/ Lucy Turnbull

Lucy Turnbull, AO

Chairman,

Prima Biomed